

September 28, 2012

Via E-mail
Aaron M. Gomolak
Chief Financial Officer and Treasurer
Satcon Technology Corporation
25 Drydock Avenue
Boston, Massachusetts 02210-2377

  Re: Satcon Technology Corporation
     Form 10-K for the Fiscal Year Ended December 31, 2011
     Filed March 15, 2012
     Form 10-Q for the Quarterly Period Ended June 30, 2012
     Filed August 9, 2012
     Response letter dated September 7, 2012
     File No. 001-11512

Dear Mr. Gomolak:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended June 30, 2012

Liquidity and Capital Resources, page 46

1. We understand from your response letter dated September 7, 2012 that the company did not expect to meet the minimum liquidity requirement in its credit facility as of September 15, 2012 and that in light of the potential non-compliance with that financial covenant the company was going to pursue three different paths to ensure adequate liquidity through June 30, 2013. Given the passage of time, please tell us and continue to update your disclosure as necessary to reflect the status of your compliance with the Silicon Valley Bank credit facility and your anticipated liquidity through June 30, 2013.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Louis Rambo at (202) 551-3289 or Tim Buchmiller at (202) 551-3635 with any questions.

Sincerely,

/s/ Tim Buchmiller for

Amanda Ravitz
Assistant Director